Exhibit 99.3

Akari Therapeutics Reports Second Quarter 2019 Financial Results

And Highlights Recent Clinical Progress

‒	Positive early safety and efficacy data with nomacopan

o	Phase II clinical study in patients with mild-to-moderate bullous pemphigoid (BP) announced April 2019

o	Phase I/II clinical study in patients with moderate-to-severe atopic keraconjunctivitis (AKC) announced June 2019

o	Further clinical data from BP and AKC trials anticipated Q4 2019

‒	Pivotal clinical trial for pediatric hematopoietic stem cell transplant-related thrombotic microangiopathy (HSCT-TMA) expected to start Q4 2019

o	FDA Fast Track designation granted August 2019

‒	Long term treatment data continues to accumulate

o	Approximately 20 cumulative patient-years of data with no drug related serious adverse events

o	Positive data reported across paroxysmal nocturnal haemoglobinuria (PNH), BP and thrombotic microangiopathy (TMA) patients on chronic and acute systemic nomacopan treatment

NEW YORK and LONDON, August 29, 2019 - Akari Therapeutics, Plc (Nasdaq: AKTX), a biopharmaceutical company focused on innovative therapeutics to treat orphan autoimmune and inflammatory diseases where complement (C5) and/or leukotriene (LTB4) systems are implicated, today announced financial results for the second quarter ended June 30, 2019 and recent clinical progress.

“We are pleased with the progress we have made advancing our BP, HSCT-TMA and AKC programs and are encouraged by the initial data we have received to date in these programs,” said Clive Richardson, Chief Executive Officer of Akari Therapeutics. “Both AKC and BP have further planned clinical readouts this year, providing a potential opportunity for advancing both programs into pivotal trials in 2020 and further supporting the novel therapeutic role of combined C5 and LTB4 treatment. In addition, we are planning to start a pivotal clinical trial for HSCT-TMA in the fourth quarter of this year.”

Second Quarter 2019 and Recent Business Highlights

▪	Pediatric HSCT-TMA

‒	The Company continues to progress towards a pivotal trial for HSCT-TMA with nomacopan, which is expected to start in the fourth quarter of 2019. This condition has an estimated 80% mortality rate in children with this severe disease, with currently no approved treatments. In a March 2019 meeting, a framework for the trial design was agreed with the U.S. Food and Drug Administration (FDA). In August 2019, the FDA granted Fast Track designation for nomacopan for the treatment of HSCT-TMA in pediatric patients.

▪	Phase II clinical trial in patients with BP

‒	Initial results from the first three patients with mild-to-moderate BP in the ongoing Phase II trial with nomacopan demonstrated a rapid reduction in BP Disease Area Index (BPDAI) score and blistering of 52% and 87%, respectively, by day 42. There were no drug related serious adverse events. The Company anticipates new safety and efficacy data in mild-to-moderate patients from this study to be given as an oral presentation at the the 28th European Academy of Dermatology and Venereology (EADV) Congress, October 10, 2019.

‒	In early August, the Company announced new data demonstrating synergistic benefits of nomacopan’s dual C5 and LTB4 inhibitory activity in pemphigoid disease, generated by Dr. Christian Sadik’s group at University of Lubeck, Germany, and published in the August 2019 edition of JCI Insight [link].

▪	Phase I/II clinical trial in patients with AKC

‒	Successfully completed Part A of TRACKER, a Phase I/II clinical trial evaluating the safety and efficacy of topical nomacopan in patients with moderate-to-severe AKC. Results showed a rapid response and an overall improvement of 55% in the composite clinical score, which was composed of an improvement in symptoms of 62% and signs of 52% by Day 56. Three patients were treated with twice daily nomacopan eye drops in addition to standard of care for up to 56 days, with one patient completing 14 days and then withdrawing for reasons unrelated to the study. All patients had been on maximal topical cyclosporine, the standard of care, for at least three months prior to entry. The nomacopan eye drops were found to be comfortable and well tolerated with no serious adverse events. Enrollment in the Part B placebo-controlled efficacy arm in 16 patients continues to progress, with data read out planned for the fourth quarter of 2019.

▪	Clive Richardson has been appointed permanent Chief Executive Officer of Akari after having served as interim Chief Executive Officer since May, 2018

Upcoming Events and Milestones

▪	HSCT-TMA pivotal clinical trial expected to start in the fourth quarter of 2019.

▪	Mild-to-moderate BP trial data to be presented at EADV Congress, October 10, 2019.

▪	Completion of Part B of AKC Phase I/II trial by the fourth quarter of 2019.

Second Quarter 2019 Financial Results

▪	Research and development (R&D) expenses in the second quarter of 2019 were $3.6 million, as compared to R&D expenses of $5.1 million in the same quarter the prior year. This decrease was primarily due to lower manufacturing expenses as the Company had previously manufactured clinical trial material for supply through 2019, which was slightly offset by higher clinical trial costs and personnel expenses. R&D expenses for the six months ended June 30, 2019 were $1.3 million reflecting the receipt of a Q1 R&D tax credit of $4.9 million.

▪	General and administrative (G&A) expenses in the second quarter of 2019 were $2.4 million, as compared to $2.9 million in the same quarter last year. This decrease was primarily due to lower expenses associated with professional services, personnel and rent, partially offset by higher stock-based non-cash compensation expenses.

▪	Total other income for the second quarter of 2019 was $1.9 million, as compared to total other expense of $43,000 in the same period the prior year. This change was primarily due to $2.0 million of higher income related to the change in the fair value of the stock option liabilities in 2019 compared to 2018, and to higher foreign exchange gains of approximately $39,000 in 2019 as compared to 2018.

▪	Net loss for the second quarter of 2019 was $4.1 million, compared to a net loss of $8.0 million for the same period in 2018. The decrease in net loss in the second quarter of 2019 was due primarily to the change in the fair value of the stock option liabilities and foreign exchange gains previously cited, accompanied by lower operating expenses in the second quarter of 2019.

▪	As of June 30, 2019, the Company had cash of $2.7 million, as compared to cash of $5.4 million as of December 31, 2018. On July 3, 2019, the Company sold to certain institutional investors, accredited investors and an existing shareholder, RPC Pharma Ltd., an affiliated entity of Dr. Ray Prudo, Akari’s Chairman, an aggregate 2,368,392 registered American Depository Shares (ADSs) of Akari at a purchase price of $1.90 per ADS, resulting in gross proceeds of approximately $4.5 million. Additionally, for each ADS purchased by investors, the investors received an unregistered warrant to purchase one-half ADS. The warrants have an exercise price of $3.00 per ADS, were exercisable upon their issuance and will expire five years from the issuance date.

▪	As of June 30, 2019, the Company has sold to Aspire Capital Fund, LLC (Aspire Capital) a total of $2.0 million of ordinary shares. Subsequent to June 30, 2019, the Company sold to Aspire Capital a further $3.5 million of ordinary shares and approximately $14.5 million remains available for draw down under the purchase agreement entered into with Aspire Capital.

About Akari Therapeutics

Akari is a biopharmaceutical company focused on developing inhibitors of acute and chronic inflammation, specifically for the treatment of rare and orphan diseases, in particular those where the complement (C5) or leukotriene (LTB4) systems, or both complement and leukotrienes together, play a primary role in disease progression. Akari's lead drug candidate, nomacopan (formerly known as Coversin), is a C5 complement inhibitor that also independently and specifically inhibits leukotriene B4 (LTB4) activity. Nomacopan is currently being clinically evaluated in four indications: bullous pemphigoid (BP), atopic keratoconjunctivitis (AKC), thrombotic microangiopathy (TMA), and paroxysmal nocturnal hemoglobinuria (PNH). Akari believes that the dual action of nomacopan on both C5 and LTB4 may be beneficial in AKC and BP. Akari is also developing other tick derived proteins, including longer acting versions.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding, among other things, statements related to the offering, the expected gross proceeds and the expected closing of the offering. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions, expectations, strategies and prospects as reflected in or suggested by those forward-looking statements are reasonable, we can give no assurance that the plans, intentions, expectations or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control. Such risks and uncertainties for our company include, but are not limited to: needs for additional capital to fund our operations, our ability to continue as a going concern; uncertainties of cash flows and inability to meet working capital needs; an inability or delay in obtaining required regulatory approvals for nomacopan and any other product candidates, which may result in unexpected cost expenditures; our ability to obtain orphan drug designation in additional indications; risks inherent in drug development in general; uncertainties in obtaining successful clinical results for nomacopan and any other product candidates and unexpected costs that may result therefrom; difficulties enrolling patients in our clinical trials; failure to realize any value of nomacopan and any other product candidates developed and being developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; inability to develop new product candidates and support existing product candidates; the approval by the FDA and EMA and any other similar foreign regulatory authorities of other competing or superior products brought to market; risks resulting from unforeseen side effects; risk that the market for nomacopan may not be as large as expected; risks associated with the departure of our former Chief Executive Officers and other executive officers; risks associated with the SEC investigation; inability to obtain, maintain and enforce patents and other intellectual property rights or the unexpected costs associated with such enforcement or litigation; inability to obtain and maintain commercial manufacturing arrangements with third party manufacturers or establish commercial scale manufacturing capabilities; the inability to timely source adequate supply of our active pharmaceutical ingredients from third party manufacturers on whom the company depends; unexpected cost increases and pricing pressures and risks and other risk factors detailed in our public filings with the U.S. Securities and Exchange Commission, including our most recently filed Annual Report on Form 20-F filed with the SEC. Except as otherwise noted, these forward-looking statements speak only as of the date of this press release and we undertake no obligation to update or revise any of these statements to reflect events or circumstances occurring after this press release. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release.

AKARI THERAPEUTICS, Plc

CONDENSED CONSOLIDATED BALANCE SHEETS

As of June 30, 2019 and December 31, 2018

 (in U.S. Dollars, except share data)

	June 30, 2019	December 31, 2018
	(Unaudited)
Assets

Current Assets:
Cash	$2,736,663	$5,446,138
Prepaid expenses and other current assets	1,747,365	1,423,184
Deferred financing costs	606,508	585,000
Total Current Assets	5,090,536	7,454,322

Restricted cash	17,364	521,829
Property and equipment, net	12,056	20,425
Patent acquisition costs, net	31,065	32,978
Total Assets	$5,151,021	$8,029,554

Liabilities and Shareholders' (Deficiency) Equity

Current Liabilities:
Accounts payable	$1,481,536	$1,586,285
Accrued expenses	2,671,393	1,489,558
Liabilities related to options	2,370,507	1,842,424
Total Liabilities	6,523,436	4,918,267

Commitments and Contingencies

Shareholders' (Deficiency) Equity:
Share capital of £0.01 par value
Authorized: 10,000,000,000 ordinary shares; issued and outstanding: 1,650,693,413 and 1,580,693,413 at June 30, 2019 and December 31, 2018, respectively	24,538,137	23,651,277
Additional paid-in capital	107,960,836	106,616,083
Accumulated other comprehensive loss	(405,374)	(352,426)
Accumulated deficit	(133,466,014)	(126,803,647)
Total Shareholders' (Deficiency) Equity	(1,372,415)	3,111,287
Total Liabilities and Shareholders' Equity	$5,151,021	$8,029,554

AKARI THERAPEUTICS, Plc

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS - UNAUDITED

For the Three Months Ended June 30, 2019 and June 30, 2018

(in U.S. Dollars)

	Three Months Ended		Six Months Ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Operating Expenses:
Research and development expenses	$3,593,341	$5,120,840	$1,274,981	$6,129,228
General and administrative expenses	2,438,106	2,858,065	4,744,504	6,155,038
Total Operating Expenses	6,031,447	7,978,905	6,019,485	12,284,266
Loss from Operations	(6,031,447)	(7,978,905)	(6,019,485)	(12,284,266)

Other Income (Expenses):
Interest income	449	67,436	1,735	132,073
Changes in fair value of option liabilities – gain/(loss)	1,830,689	(152,557)	(528,083)	2,792,974
Foreign currency exchange gains (losses)	86,438	47,421	(109,198)	6,446
Other expenses	(3,213)	(5,591)	(7,336)	(7,998)
Total Other Income (Expenses)	1,914,363	(43,291)	(642,882)	2,923,495

Net Loss	(4,117,084)	(8,022,196)	(6,662,367)	(9,360,771)

Other Comprehensive (Loss) Income:
Foreign Currency Translation Adjustment	(160,116)	(27,188)	(52,948)	5,611

Comprehensive Loss	$(4,277,200)	$(8,049,384)	$(6,715,315)	$(9,355,160)

Loss per ordinary share (basic and diluted)	$(0.00)	$(0.01)	$(0.00)	$(0.01)

Weighted average ordinary shares (basic and diluted)	1,607,121,984	1,525,693,393	1,594,063,579	1,525,693,393

For more information

Investor Contact:

Peter Vozzo

Westwicke Partners

(443) 213-0505

peter.vozzo@westwicke.com

Media Contact:

Sukaina Virji / Nicholas Brown / Lizzie Seeley

Consilium Strategic Communications

+44 (0)20 3709 5700

Akari@consilium-comms.com